ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED	BOND NUMBER

UBS Cashfund Inc.		87118108B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 3, 2009	December 15, 2008 to December 15, 2009	/s/ Catherine Dalton

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond:

                Insured Municipal Income Fund Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.